Exhibit 99.3 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 8 February 2019 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 7 February 2019. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Anne Lloyd (USA), Rada Rodriguez (Sweden), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Jack Truong (USA) Company number : 485719 ARBN: 097 829 895

Commonwealth Bank of Australia ACN 123 123 124 GPO Box 2719 Telephone (02) 9118 7110 Sydney NSW 1155 Facsimile (02) 9118 7192 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 7th February 2019 Dear Sir/Madam, Re: Disclosure of Holding below 7% Threshold. Commonwealth Bank of Australia (“CBA”) on behalf of its subsidiaries: ASB Group Investments Limited, Avanteos Investments Limited, Colonial First State Asset Management (Australia) Limited, Colonial First State Investments Limited, Commonwealth Bank Officers Superannuation Corporation Pty Limited and Realindex Investments Pty Limited have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 6.770% ordinary share capital, as at 5th February 2019. This is based upon a total of 29,941,256 shares held and a total of 442,263,913 voting rights on issue. A previous announcement of 7.030% interest in relevant share capital was disclosed on the 2nd January 2019 for value date 27th December 2018.

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The holdings dissection between entities within CBA before notification obligation on 4th February 2019:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
ASB Group Investments Limited	Citibank N A Hong Kong	327,730	0.074%
Avanteos Investments Limited	Avanteos Investments Limited	845,851	0.191%
Colonial First State Asset Management (Australia) Limited	Citibank N A Hong Kong	11,234,018	2.540%
Colonial First State Asset Management (Australia) Limited	Citicorp Nominees Pty Limited (Australia)	6,786,825	1.535%
Colonial First State Asset Management (Australia) Limited	Avanteos Investments Limited	6,351	0.001%
Colonial First State Asset Management (Australia) Limited	Nomura Bank (Luxembourg) S.A.	191,165	0.043%
Colonial First State Investments Limited	Northern Trust Company	1,010,779	0.229%
Colonial First State Investments Limited	Citibank N A Hong Kong	3,676,158	0.831%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	4,272,861	0.966%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	86,252	0.020%
Colonial First State Investments Limited	Goldman Sachs (Asia) L.L.C	20,557	0.005%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	933,058	0.211%
Realindex Investments Pty Limited	Citibank N A Hong Kong	1,093,979	0.247%
Realindex Investments Pty Limited	Citicorp Nominees Pty Limited (Australia)	1,151,067	0.260%
Realindex Investments Pty Limited	JP Morgan Chase Bank NA	72,466	0.016%
Realindex Investments Pty Limited	National Bank Nominees Pty Limited	30,623	0.007%
Realindex Investments Pty Limited	HSBC Bank Australia Limited	213,842	0.048%
	Total	**31,953,582**	**7.225%**

The holdings dissection between entities within CBA after notification obligation on 5th February 2019:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
ASB Group Investments Limited	Citibank N A Hong Kong	327,730	0.074%
Avanteos Investments Limited	Avanteos Investments Limited	845,700	0.191%
Colonial First State Asset Management (Australia) Limited	Citibank N A Hong Kong	9,534,018	2.156%
Colonial First State Asset Management (Australia) Limited	Citicorp Nominees Pty Limited (Australia)	6,473,325	1.464%
Colonial First State Asset Management (Australia) Limited	Avanteos Investments Limited	6,046	0.001%
Colonial First State Asset Management (Australia) Limited	Nomura Bank (Luxembourg) S.A.	191,165	0.043%
Colonial First State Investments Limited	Northern Trust Company	1,010,779	0.229%
Colonial First State Investments Limited	Citibank N A Hong Kong	3,676,158	0.831%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	4,272,861	0.966%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	86,252	0.020%
Colonial First State Investments Limited	Goldman Sachs (Asia) L.L.C	20,557	0.005%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	933,058	0.211%
Realindex Investments Pty Limited	Citibank N A Hong Kong	1,095,373	0.248%
Realindex Investments Pty Limited	Citicorp Nominees Pty Limited (Australia)	1,151,303	0.260%
Realindex Investments Pty Limited	JP Morgan Chase Bank NA	72,466	0.016%
Realindex Investments Pty Limited	National Bank Nominees Pty Limited	30,623	0.007%
Realindex Investments Pty Limited	HSBC Bank Australia Limited	213,842	0.048%
	Total	**29,941,256**	**6.770%**

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Transactions giving rise to notification:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	18	285.66
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	3	47.61
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	17	269.79
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	11	174.57
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	18	285.66
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	9	142.83
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	30	476.10
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	21	333.27
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	10	158.70
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	89	1,412.43
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	31	491.97
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	62	983.94
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	10	158.70
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	9	142.83
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	14	222.18
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	3	47.61
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	12	190.44
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	6	95.22
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	27	428.49
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	14	222.18
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	30	476.10
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	9	142.83
Tuesday, 5 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	3	47.61
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	137,783	2,164,970.50
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	895	14,340.05
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	160,305	2,562,571.61
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	4,781	75,747.30
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	70,614	1,139,596.98
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	165,219	2,617,068.96
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	45,028	715,440.89
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	696	11,101.20
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	519	8,220.96
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	7,155	115,470.25

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Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	24,315	387,824.25
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	200,000	3,168,000.00
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	2,615	41,758.94
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	790	12,749.34
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	29,815	478,420.43
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	154	2,471.13
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	111	1,781.14
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	441	7,117.03
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	999	16,138.85
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	289	4,615.04
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	1,392	22,336.45
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	79,854	1,275,188.53
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	242	3,864.50
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	130,000	2,065,544.00
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	488	7,793.36
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	6,549	103,736.16
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	6,301	100,500.95
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Purchase	1,394	22,276.12
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	13,000	208,819.00
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	9,056	146,299.68
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	2,685	42,825.75
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	15,217	239,103.20
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	1,000	15,950.00
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	208	3,323.94
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	94,737	1,512,949.89
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	89,386	1,444,030.83
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	559	9,030.65
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	4,972	78,999.11
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	895	14,379.79
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	57,726	922,490.34
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	351	5,605.47
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	147,000	2,359,350.00
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	236	3,771.28
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	27	433.39
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	8,105	129,861.55

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Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	1,891	30,219.13
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	500	8,011.20
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	12,000	188,554.80
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	8,105	130,221.41
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	19,695	316,295.79
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	4,000	63,555.20
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	240,240	3,805,401.60
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	19	304.97
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	175	2,796.59
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	1,000	16,066.80
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	723	11,452.32
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	5,208	83,595.17
Tuesday, 5 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	192,420	3,069,099.00
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	583	9,298.85
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	4,424	70,651.28
Tuesday, 5 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	243	3,900.47

Thank you for your attention in this matter.

Yours Faithfully

Anitha Subramanian
Head of Accounting and Reporting Operations
Commonwealth Bank of Australia